UNITED STATES SECURITIES AND
EXCHANGE COMMISSION

Washington, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One): ◻ Form 10-K ◻ Form 20-F ◻ Form 11-K ⌧ Form 10-Q ◻ Form 10- D ◻ Form N-SAR ◻ Form N-CSR

For Period Ended: September 30, 2020

☐Transition Report on Form 10-K

☐Transition Report on Form 20-F

☐Transition Report on Form 11-K

☐Transition Report on Form 10-Q

☐Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Tootsie Roll Industries, Inc.
Full Name of Registrant

Former Name If Applicable

7401 South Cicero Avenue
Address of Principal Executive Office (Street and Number)

Chicago, Illinois 60629
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

☒ (b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N- CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Tootsie Roll Industries, Inc. (the “Company”) is unable to file its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2020 within the prescribed time period without unreasonable effort or expense because of a delay in completing its sales realization analysis of pre-Halloween sales for this period. Management requires additional time to compile and analyze the retail sales data, and resulting sales realization, of Halloween sales through the October 31, 2020 event date. The Company expects to file within the five calendar day extension period. See attachment below for further discussion and analysis.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

G. Howard Ember, Jr.	(773)	838-3400
(Name)	(Area Code)	(Telephone Number)

(2)    Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes ◻ No

(3)    Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ◻ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See attachment.

Tootsie Roll Industries, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 6, 2020		By:	/s/ G. Howard Ember, Jr
			G. Howard Ember, Jr.
			Chief Financial Officer

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (see 18 U.S.C. 1001).

ATTACHMENT TO PART IV-ITEM (3) OF FORM 12B-25

Tootsie Roll Industries, Inc.

WITH RESPECT TO ITS FORM 10-Q FOR THE QUARTERLY PERIOD ENDED SEPTEMBER 30, 2020

The Company estimates that its results of operations and reported net earnings for the three and nine months ended September 30, 2020, as reflected in its condensed consolidated statements of earnings to be included in its Form 10-Q for the quarterly period ended September 30, 2020, will reflect the following information and updated estimates:

Second and third quarter 2020 net sales were adversely impacted by the effects  of the Covid-19 pandemic, including mandates and public health guidelines issued by state, local, federal and foreign governments and agencies. The “closing” of the economy in second quarter 2020, and its gradual “reopening” in the later part of the second quarter and third quarter, including mandates and public health guidelines in 2020, has curtailed and at times completely closed certain channels of trade where the Company has historically sold its products. Response to this pandemic has resulted in the disruption and changes in lifestyles, shopping habits, daily work routines, and event celebrations, including Halloween, all of which have adversely affected planned consumer purchases of the Company’s products for “sharing” and “give away” occasions, as well as impulse purchases of the Company’s products at retail outlets. Pre-Halloween sales have historically represented approximately 50% of the Company’s third quarter net sales.

The Company has continued to monitor its retail “sell through” as of Halloween (through October 31, 2020) and will be making adjustments to its third quarter pre-Halloween net sales for the third quarter 2020 to reflect the estimated effects of resulting sales realization. Sales realization can be adversely affected by sales returns and significant discounting of excess unsold product at retail at the conclusion of a seasonal event. The Company has primarily relied on historical sales and retail sell-through data to determine its net sales realization of third quarter 2020 pre- Halloween net sales. Due to the unprecedented nature of Covid-19 pandemic and significant uncertainties surrounding the Halloween event, including related confectionary sales, management concluded that it could not rely on historical activity to determine its estimated sales realization for third quarter 2020 pre- Halloween sales. A significant portion of the Company’s Halloween sales are purchased by consumers at retail outlets during the final days prior to the event date (October 31, 2020). Therefore, management is reviewing actual sell-through information for its primary retail customers up to and through Halloween (October 31, 2020) and will be adjusting its sales realization based on this information.

Based on the above described procedures, the Company expects to report third quarter 2020 net sales of approximately $157.0 million, a decrease of approximately $24.9 million or 14%, which compares to $181.9 million for third quarter 2019. For third quarter 2020, the Company is expecting to report net earnings of approximately $24.7 million, compared to net earnings of $29.9 million for third quarter 2019. For third quarter 2020, the Company expects to report net earnings per share of approximately $0.37 compared to net earnings per share of $0.44 for third quarter 2019, a decrease of approximately $0.07 per share or 16%.

For nine months 2020, the Company expects to report net sales of approximately $339.6 million, a decrease of approximately $49.4 million or 13%, which compares to $389.0 million for nine months 2019. For nine months 2020, the Company is expecting to report net earnings of approximately $44.0 million, compared to net earnings of $50.4 million for nine months 2019. For nine months 2020, the Company expects to report net earnings per share of approximately $0.66  compared  to  net  earnings  per   share   of   $0.75   for nine months 2019, a decrease of approximately $0.09 per share or 12%.

The financial results presented above for the quarterly and nine month periods ended September 30, 2020, reflect preliminary estimates of the Company’s results of operations as of the date of this filing. The Company’s independent registered public accounting firm has not audited or reviewed, and does not express an opinion with respect to, this preliminary data. These estimates may be subject to change upon the completion of the reporting process and audit of the Company’s financial statements, and actual results may vary from these estimates.

FORWARD-LOOKING STATEMENTS

This discussion and certain other sections contain forward-looking statements that are based largely on the Company’s current expectations and are made pursuant to the safe harbor provision of the Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by the use of words such as “anticipated,” “believe,” “expect,” “intend,” “estimate,” “project,” “plan” and other words of similar meaning in connection with a discussion of future operating or financial performance and are subject to certain factors, risks, trends and uncertainties that could cause actual results and achievements to differ materially from those expressed in the forward-looking statements. Such factors, risks, trends and uncertainties, which in some instances are beyond the Company’s control, include the overall competitive environment in the Company’s industry, changes in assumptions and judgments discussed and referred to under the heading “Risk Factors” in the Company’s most recent Quarterly Report on Form 10-Q and under the heading “Risk Factors” in the Company’s 2019 Form 10-K. The risk factors identified and referred to above, including the effects of the Covid-19 pandemic, are believed to be significant factors, but not necessarily all of the significant factors that could cause actual results to differ from those expressed in any forward-looking statement. Readers are cautioned not to place undue reliance on such forward-looking statements, which are made only as of the date of this report. The Company undertakes no obligation to update such forward-looking statements.